EXHIBIT 99.1

FOR IMMEDIATE RELEASE

MAGAL RECEIVES A $3.4 MILLION ORDER
TO SECURE OIL FACILITIES IN LATIN AMERICA

Yehud, Israel – June. 25th  2012 - Magal Security Systems Ltd. (NASDAQ GMS: MAGS) today announced that it has received two orders totaling $3.4 million to supply PIDS (Perimeter Intrusion Detection System) products for a large oil company based in Latin America. Delivery is expected during the third quarter of this year.

Volumetric buried cable systems will be delivered to protect 125 oil wells and fiber sensors will protect another 20 sites of oil related critical infrastructure. Integration into a third party control system will be performed by a local integrator.

"While we have seen significant success in delivering full turnkey projects during the past two years, this order demonstrates the strength of the product facet of our business. These very large orders for products exclusively, demonstrate the value of our flexibility to partner with system integrators and propose the best solutions to their customers" commented Mr. Eitan Livneh, President and CEO of Magal S3. "At the same time, this order continues the trend of our business growth in Latin America."

About Magal S3

Magal S3 is a leading international provider of security, safety and site management solutions and products. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world’s most demanding locations.

Magal S3 offers the broadest portfolio of unique homegrown Perimeter Intrusion Detection Systems (PIDS) as well as Fortis4G - a new generation of cutting edge Physical Security Information Management system (PSIM) with comprehensive CCTV solutions and leading Intelligent Video Analytics (IVA).

For more information:

Magal S3 Eitan Livneh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 E-mail: magal@ccgisrael.com

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.